UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

USVC VENTURE CAPITAL ACCESS FUND

(Name of Subject Company (Issuer))

USVC VENTURE CAPITAL ACCESS FUND

(Name of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest

(Title of Class of Securities)

          N/A

(CUSIP Number of Class of Securities)

140 Lakeside Avenue, Suite 100
Seattle, WA 98122
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code:
(800) 200-4361

With a copy to:

William J. Bielefeld, Esq.
Alexander C. Karampatsos, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006-1110

June 30, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on June 30, 2026 by USVC Venture Capital Access Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to $2,000,000 (approximately 5% of the net assets of the fund as of June 25, 2026) upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on July 28, 2026.

2.	19,379.119 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The per Share net asset value of the Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $22.04

4.	Payment of the purchase price of the Shares tendered was made in the form cash to the shareholders of the Fund whose tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer to Purchase. The Fund paid by August 7, 2026, to the shareholders a total of $427,115.81, representing the net asset value as of July 29, 2026 of the total amount of Shares tendered by shareholders upon the terms and subject to the conditions set forth in the Offer to Purchase.

Except as specifically provided herein, the information contained in the Statement, as amended, remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

USVC Venture Capital Access Fund

Date: September 3, 2026	By:	/s/ Erik Syvertsen
	Name:	Erik Syvertsen
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

EX-FILING FEES	Calculation of Filing Fee Tables